Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

March 20, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 20, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from Murano Global Investments PLC (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary shares, no par value per share

Warrants, each whole warrant exercisable for one ordinary share

We further certify that the securities described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi